UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share, represented by American Depositary Shares, each representing 8 Ordinary Shares

(Title of Class of Securities)

925050106**

(CUSIP Number)

April 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
venBio Global Strategic Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 925050106	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
venBio Global Strategic GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 925050106	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
venBio Global Strategic GP II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 925050106	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 925050106	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 925050106	13G	Page 7 of 12

Item 1(a).     Name of Issuer:

Verona Pharma plc

Item 1(b).     Address of Issuer's Principal Executive Offices:

3 More London Riverside, London SE1 2RE UK

Item 2(a).     Names of Persons Filing:

This statement is being filed by venBio Global Strategic Fund II, L.P. (the "Fund"); venBio Global Strategic GP II, L.P. (the "General Partner"), which is the sole general partner of the Fund; venBio Global Strategic GP II, Ltd. (the "GP Ltd."), which is the sole general partner of the General Partner; Robert Adelman ("Adelman"), a director of the GP Ltd.; and Corey Goodman ("Goodman" and, together with Adelman, the "Directors"), a director of the GP Ltd. The Fund, the General Partner, the GP Ltd. and the Directors are sometimes referred to collectively herein as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).     Citizenship:

Each of the Fund and the General Partner is a Cayman Islands exempted limited partnership.  The GP Ltd. is a Cayman Islands exempted company.  Each of the Directors is a United States citizen.

Item 2(d).     Title of Class of Securities:

Ordinary Shares and American Depositary Shares (ADS). For purposes of calculating the percentages in this Schedule 13G, each ADS represents beneficial ownership of 8 Ordinary Shares.

Item 2(e).     CUSIP Number:

925050106

Item3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 925050106	13G	Page 8 of 12

Item 4.         Ownership.

(a)
Amount Beneficially Owned: The Fund may be deemed to beneficially own 7,000,000 Ordinary Shares, nominal value €0.05 per share of the Issuer (the "venBio Shares") represented by 875,000 American Depositary Shares of the Issuer ("ADS"), each ADS representing eight (8) Ordinary Shares.  As the sole general partner of the Fund, the General Partner may be deemed to own beneficially the venBio Shares.  As the sole general partner of the General Partner, the GP Ltd. likewise may be deemed to own beneficially the venBio Shares.  As directors of the GP Ltd., each of the Directors likewise may be deemed to own beneficially the venBio Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheet for each Reporting Person are calculated based on 99,014,164 Ordinary Shares outstanding as reported in the Issuer's prospectus filed with the SEC pursuant to Rule 424(b)(4) on April 28, 2017.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such securities except for the shares, if any, such Reporting Person holds of record.

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b).

Item 9.          Notice of Dissolution of Group.

Not applicable.

CUSIP No. 925050106	13G	Page 9 of 12

Item 10.        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 925050106	13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:               May 8, 2017

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P.
General Partner

By:	venBio Global Strategic GP, Ltd.
General Partner

By:                         *
Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD.
General Partner

By:                         *
Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:                         *
Director

*
Robert Adelman

*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13G was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 925050106	13G	Page 11 of 12

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Verona Pharma plc.

EXECUTED this 8th day of May, 2017.

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P.
General Partner

By:	venBio Global Strategic GP, Ltd.
General Partner

By:                         *
Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD.
General Partner

By:                         *
Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:                         *
Director

*
Robert Adelman

*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Agreement was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 925050106	13G	Page 12 of 12

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David Pezeshki his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 2017.

/s/ Robert Adelman
Robert Adelman

/s/ Corey Goodman
Corey Goodman